Exhibit 99.1

FOR IMMEDIATE RELEASE

Quantum eMotion Announces Acquisition of Jet Lab Technologies Assets to Deliver Full-Stack Quantum-Resilient Security

Montreal, Quebec – February 27, 2026 — Quantum eMotion Corp. (“QeM” or the “Company”) (NYSE: QNC; TSXV: QNC; FSE: 34Q0), a leader in quantum-based cybersecurity solutions, is pleased to announce that it has entered into an agreement to acquire key technology assets through the acquisition of 100% of the issued and outstanding shares of SKV Technology Inc. (“SKV”), a California-based cybersecurity company (the “Transaction”). The assets include the SecureKey™ platform developed and commercialized by Jet Lab Technologies Inc. (“Jet Lab”) and held by SKV.

The acquisition strengthens QeM’s secure software and cryptographic enforcement strategy by combining the SecureKey™ platform with QeM’s QRNG-powered Sentry-Q orchestration layer — creating a full-stack, quantum-resilient cybersecurity architecture spanning cloud, network, endpoint, and chip.

Strategic Architecture: From Entropy to Enforcement

Quantum-Grade Entropy & Policy — Sentry-Q

QeM’s Sentry-Q platform:

•	Generates QRNG-based entropy and master keys
•	Orchestrates secure point-to-point (P2P) encrypted communication
•	Defines authentication, key rotation, PQC and hybrid ciphersuites, and revocation policies

Software-Based, Hardware-Anchored Enforcement — SecureKey™

SecureKey™ is a high-assurance cryptographic software platform engineered to deliver hardware-grade security protections across cloud, network, and embedded environments.

SecureKey™:

•	Implements and accelerates Sentry-Q secure channels directly on devices
•	Protects keys through hardened software controls integrated with hardware boundaries, preventing extraction and tampering

•	Provides TLS/IPsec/VPN/session offload and acceleration
•	Establishes end-to-end secure tunnels at the edge, in devices, SoCs, NICs, and controllers

Combined Value: Sentry-Q + SecureKey™

Together, the integrated architecture is designed to deliver:

•	End-to-end quantum-safe security from cloud → network → endpoint → chip
•	Policy-driven P2P communication with enforcement anchored at the device boundary
•	Rapid PQC migration via orchestration plus firmware-level acceleration
•	Immediate applicability across AI data centers, energy systems, defense, industrial IoT, blockchain, and critical infrastructure

Dr. Francis Bellido, CEO of Quantum eMotion, stated:

“Sentry-Q orchestrates quantum-grade entropy and security policy at the cloud layer. SecureKey™ enforces that trust at the execution boundary through hardened cryptographic software integrated with hardware environments. Together, Sentry-Q + SecureKey™ deliver full-stack quantum-resilient security — from QRNG-generated entropy to endpoint enforcement — dramatically reducing key exposure risks while accelerating post-quantum migration.”

Mr. Jason Thomas, founder of SKV and Jet Lab, added:

“SecureKey was built to eliminate persistent key exposure and to bring hardware-grade protection into deployable software environments. By integrating SecureKey with QeM’s QRNG-driven Sentry-Q platform, we can deliver a uniquely powerful architecture that combines quantum-grade entropy with execution-bound enforcement. This integration positions QeM to address critical infrastructure, cloud, defense, and regulated markets with a truly next-generation security stack.”

Zero-Exposure Keys™ — Eliminating the #1 Cause of Breaches

Among the acquired assets is a patent-pending “memory-less” cryptographic architecture designed to eliminate persistent key storage — addressing what industry research identifies as the primary cause of cybersecurity breaches: stolen keys and credentials.

Key differentiators include:

•	Zero-Exposure Keys™ — Memory-less cryptography engineered to eliminate persistent key storage and extraction risk
•	Hardware-Grade Security in Software — Government-level protection delivered in pure software across cloud and edge environments
•	NIST-validated encryption components, with a clear path toward FIPS certification and government adoption
•	Deployable cryptographic enforcement without requiring proprietary hardware modules

Significant Market Demand

Critical Infrastructure and Cloud Security represent a global market exceeding US$150 billion (Gartner — Worldwide Security and Risk Management Spending Forecast) and accelerating, driven by:

•	Mandatory modernization initiatives
•	Cloud and hybrid-cloud adoption
•	Increasing regulatory requirements for quantum readiness
•	Nation-state and advanced persistent cyber threats

The Transaction significantly expands QeM’s addressable market by adding deployable, revenue-ready cryptographic enforcement software to its QRNG and entropy-based foundation.

Proven, Ready-to-Scale Products

The acquired assets include production-ready technologies:

•	A deployable cryptographic library
•	VPN and firewall implementations
•	Drop-in integrations compatible with enterprise, cloud, and network platforms

These solutions are deployable today and are designed for seamless integration with QeM’s entropy and orchestration stack.

Background on Jason Thomas

Jason Thomas, founder of SKV and Jet Lab and lead technologist of Jet Lab, is a cybersecurity architect with extensive experience in applied cryptography, secure networking, and software-based key protection frameworks.

At Jet Lab, Mr. Thomas led the development of SecureKey™, focusing on memory-less cryptography, hardened software enforcement, encrypted networking stacks, and scalable key lifecycle management suitable for enterprise, industrial, and government environments.

Mr. Thomas will be joining Quantum eMotion in an executive development role, where he will support strategic product integration, commercialization initiatives, and expansion of SecureKey™ within QeM’s broader quantum-resilient cybersecurity roadmap. His addition strengthens QeM’s executive team with deep cryptographic engineering and secure systems expertise.

Transaction Terms and Regulatory Matters

Pursuant to the agreement, QeM will acquire the specified assets held by SKV by purchasing 100% of the equity of SKV. In consideration, QeM will make milestone-based earn-out payments (the “Earn-Out Payments”) of up to C$7,000,000, payable at QeM’s election in cash, common shares of the Company (the “Consideration Shares”), or a combination thereof. QeM will also pay royalties of up to $15,000,000, subject to specified sales thresholds, on products incorporating the SecureKey™ technology for a term of up to five years.

The Earn-Out Payments will be contingent upon the achievement of defined technical and integration milestones centered on the successful realization of the combined Sentry-Q + SecureKey™ full-stack quantum-resilient security architecture.

The Consideration Shares issuable under the Transaction will be subject to a statutory hold period of four months and one day in Canada in accordance with applicable securities laws and will be issued subject to an exemption from registration under the U.S. Securities Act of 1933, as amended.

The Transaction is an arm’s length “expedited acquisition” under the policies of the TSX Venture Exchange (the “TSXV”). Closing is expected to occur on or about March 2, 2026, subject to customary conditions, including final acceptance of the TSXV.

About Quantum eMotion

The Company's mission is to address the growing demand for affordable hardware and software security for connected devices. Thanks to its patented Quantum Random Number Generator, QeM has become a pioneering force in classical and quantum cybersecurity solutions. This security solution exploits quantum mechanics' built-in unpredictability and promises to provide enhanced protection for high-value assets and critical systems. For further information, please visit our website at https://www.quantumemotion.com/ or contact us at: info@quantumemotion.com

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Krown Technologies and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Cautionary Note regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable United States securities laws and Canadian securities laws, which is based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such forward-looking statements and forward-looking information include, but are not limited to, statements concerning the Company’s expectations with respect to the anticipated timing of closing of the Transaction; the ability of the parties to satisfy closing conditions; expected integration of SecureKey™ with Sentry-Q; the anticipated performance, capabilities, and commercialization of the combined architecture; the potential market opportunity; and expected earn-out milestones achievement. Forward-looking statements or forward-looking information relate to future events and future performance and include statements regarding the expectations and beliefs of management based on information currently available to the Company. Such forward-looking statements and forward-looking information often, but not always, can be identified by the use of words such as “plans”, “expects”, “potential”, “is expected”, “anticipated”, “is targeted”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information is based on management’s current expectations and assumptions and is subject to risks and uncertainties that could cause actual results to differ materially, including: the risk that closing conditions are not satisfied; regulatory approvals (including TSXV acceptance); integration, development, and deployment risks; cybersecurity and technology performance risks; intellectual property and patent risks; customer adoption and competitive dynamics; and financing and market conditions, changes in legislation and regulation, changes in economic and political conditions and other risks inherent to the cybersecurity industry and new technologies, such as risk of obsolescence, slow adoption and competing technological advances; and those risks set out in the Company’s public documents filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that could cause results not to be as anticipated, estimated or intended. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filings that are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov The Company provides no assurance that forward-looking statements or forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.